FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

April 9, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is April 9, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that it has sold its interest in the South Estelle Project, Alaska to Millrock Resources Inc.

Item 5.	Full Description of Material Change

The Issuer reports that it has agreed to sell its interest in the South Estelle Project, Alaska to Millrock Resources Inc., a public company listed on the TSX Venture Exchange (TSXV: MRO).  The Issuer holds an option to earn up to an 80% interest in the South Estelle project from the Hidefield Gold plc and Mines Trust Limited. (see NR07-16 and NR07-26).  The sale of the South Estelle interest is part of the Issuer’s portfolio rationalization plan for 2008, which will permit it to focus on its core assets.  In 2008 the Issuer will concentrate on its major resources expansion drill program at the Livengood project, as well as carrying out aggressive exploration programs on its Chisna and BMP projects.  In addition, the Issuer is currently conducting a resource definition drilling program on its North Bullfrog project in Nevada, which will be nearing completion in the next month, just as the Livengood drilling program begins.  The Issuer is also currently evaluating a number of options with respect to its remaining portfolio of high quality exploration projects.

Although the Issuer remains encouraged with the results from its preliminary work at the South Estelle project, developments at its new major gold discovery at Livengood have refocused its priorities.  The selection of Millrock, a quality Alaskan explorer, and the structure of the sale transaction will enable the Issuer to benefit from future success at the South Estelle property while allowing it to focus its financial resources on its core assets.

Under the terms of the purchase and sale agreement dated as of April 2, 2008 with Millrock (“Sale Agreement”), Talon Gold Alaska, Inc., the Issuer’s wholly owned Alaskan subsidiary (“Talon”), will sell all of its interest in the South Estelle project to Millrock in consideration of the issuance of 650,000 common shares of Millrock to Talon, and the grant by Millrock to Talon of a 1% net smelter return royalty on Millrock’s interest in the property.  Millrock will assume all of the obligations of Talon under the May 29, 2007 option agreement with Hidefield/Mines Trust, and will indemnify Talon in respect of any liabilities thereunder arising after the closing date.  The Sale Agreement is subject to the acceptance for filing by the TSX Venture Exchange on behalf of Millrock.  Closing is anticipated within 5 days after such acceptance is received by Millrock, and is subject to the usual closing conditions for a transaction of this nature.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

April 9, 2008